October 6, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	The Charles Schwab Corporation
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 24, 2021
File No. 001-09700

Ladies and Gentlemen:

The Charles Schwab Corporation (referred to herein together with its consolidated subsidiaries as “Schwab” or “the Company” and referenced by terms such as “we”, “us”, or “our”) appreciates the review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (2020 Form 10-K) by the Staff (Staff) of the U.S. Securities and Exchange Commission (SEC or the Commission) and is pleased to respond to your letter of September 23, 2021.

In providing the Company’s responses herein to the Staff’s comments, we have included certain references to Regulation S-K. The Company acknowledges that Regulation S-K was amended, effective February 10, 2021, by the SEC’s Final Rule released November 19, 2020 (2020 SEC Final Rule). Though the Company, in accordance with the 2020 SEC Final Rule, had not adopted the amendments to Regulation S-K for our 2020 Form 10-K, the principles of the 2020 SEC Final Rule were considered by the Company in preparing its 2020 Form 10-K.

Responses to the Staff’s specific questions are provided below. As a general matter, the Company views climate-related issues as important and has attempted to incorporate climate considerations in various parts of its business; however, climate-related issues have not been material to the Company’s financial condition, results of operations, or cash flows.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 1A. Risk Factors, page 13

Comment:
1.Disclose any material litigation risks related to climate change and the potential impact to the company.

Response:
In developing the disclosure of risk factors in its 2020 Form 10-K contained in Part I – Item 1A. Risk Factors, the Company evaluated a broad range of risks that could impact the Company with consideration given to its specific business operations, industry, client base, competitive landscape, the macroeconomic environment, and many other factors primarily pursuant to Item 105 of Regulation S-K. Through this evaluation process, management included in its 2020 Form 10-K descriptions of the risk factors that the Company believes to be material to its operations.

The Company respectfully references that Item 105 of Regulation S-K states that “[t]he presentation of risks that could apply generically to any registrant or any offering is discouraged...” Similarly, in the SEC’s 2010 Climate Change Guidance, section IV.A. states that “[r]egistrants should consider specific risks they face as a result of climate change legislation or regulation and avoid generic risk factor disclosure that could apply to any company.”

In the Company’s 2020 Form 10-K Part I – Item 1A. Risk Factors, under the heading “Compliance Risks,” the Company disclosed information regarding litigation and regulatory risks that it believes could be material, while seeking to avoid disclosing risks that could apply generically to any registrant. As of the February 24, 2021 issuance date of the 2020 Form 10-K, as of December 31, 2020 and 2019, and throughout the three years in the period ended December 31, 2020, the Company was not, and currently is not, responding to material litigation related to climate change, and in view of the Company’s product line-up at present, does not believe the Company reasonably is exposed to material litigation risks related to climate change. Moreover, while the Company’s wide product offering includes certain investment products with a climate focus, such as certain exchange-traded funds and mutual funds, the Company’s litigation risk associated with such products does not appear unique or particularly acute in comparison to litigation or other product disclosure risks that are described in our filings.

The Company will continue to evaluate the materiality of risk factors we believe impact or are reasonably likely to impact our business, including the risk of litigation related to climate change, and will disclose such risk factors if material, pursuant to Item 105 of Regulation S-K, the SEC’s 2010 Climate Change Guidance, and other relevant regulations and guidance.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Comment:
2.There have been significant developments in federal and state legislation and regulation and international accords regarding climate change. We note that you have not discussed the impact of pending or existing climate change-related legislation, regulations, and international accords in your SEC filing. Please revise your disclosure to identify material existing climate change-related legislation, regulations, and international accords and any material effect on your business, financial condition, and results of operations.

Response:
The Company’s disclosures in Part II – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) are designed to provide information that the Company’s management believes is material to users of the financial statements, consistent with paragraph (a) of Item 303 of Regulation S-K, as amended by the 2020 SEC Final Rule.

In addition to reviewing company- and industry-specific information, Schwab evaluated many sources of information in developing MD&A disclosures for the 2020 Form 10-K, including existing and proposed legislation and regulations that could materially impact the Company. As of the date of filing of our 2020 Form 10-K and for the three years ended December 31, 2020, the Company had not identified climate change-related legislation, regulations, or international accords that management believed would have a material impact on our financial condition, results of operations, or amounts and certainty of cash flows from operations or outside sources.

The SEC’s 2010 Climate Change Guidance, section IV.A. describes the approach a registrant should follow when evaluating whether disclosure of a known uncertainty, such as pending legislation or regulation regarding climate change, is required in MD&A. As of the date of filing of our 2020 Form 10-K, the Company had not identified pending legislation, regulations, or international accords that the Company believed would be reasonably likely to have a material effect on the Company’s financial condition, results of operations, or cash flows.

The Company will continue to evaluate potential pending legislation and regulation, including that related to climate change, and, to the extent the Company has assessed such potential pending legislation and regulation to be reasonably likely to have a material effect on the Company’s financial condition, results of operations, or cash flows, relevant disclosure will be provided in future periods.

Comment:
3.Your proxy statement and the environmental stewardship portion of your website describes several climate-related projects you have or plan to undertake. If material, please quantify any past or planned future capital expenditures for climate-related projects.

Response:
The Company respectfully acknowledges the Staff’s comment regarding capital expenditures for climate-related projects. As referenced in Part I – Item 2. Properties of our 2020 Form 10-K, the Company incorporates sustainable practices and procedures to guide our facilities’ design, materials, and building technologies. The Company’s capital expenditures during the three years ended December 31, 2020 and estimated planned capital expenditures for our 2021 fiscal year disclosed in our 2020 10-K MD&A – Results of Operations – Total Expenses Excluding Interest incorporate certain climate-related considerations, including the installation of a solar field at the Company’s North Texas data center described in further detail on our aboutschwab.com website and in our 2021 proxy statement.

With regard to disclosure in the 2020 Form 10-K, though climate-related considerations are a part of the Company’s capital expenditure projects, capital expenditures specifically related to climate-related projects, including the solar field project in North Texas, were not material to the Company’s financial condition, results of operations, or cash flows as of and for the three years ended December 31, 2020 or to our estimated planned capital expenditures for our 2021 fiscal year. In addition, as of the date of issuance of the 2020 Form 10-K, the Company had not identified material trends or uncertainties in planned future capital expenditures for climate-related projects. The Company will continue to evaluate capital expenditures for climate-related projects, and to the extent material, relevant disclosure will be provided in future periods.

Comment:
4.To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
•decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for products that result in lower emissions than competing products;
•increased competition to develop innovative new products that result in lower emissions; and
•any anticipated climate-related reputational risks resulting from your operations or those of your customers or from products that you sell (including whether “green” or “sustainable” products are properly marketed as such).

Response:
Though the Company views climate-related issues as important and has attempted to incorporate climate considerations in various parts of its business, climate-related regulation or trends have not been material to the Company’s financial condition, results of operations, or cash flows. The Company believes that its activities related to environmental stewardship, though not material to its 2020 Form 10-K, are of interest to some investors and clients, and the Company uses its website and other forums to provide such information.

As a financial services company engaged in a broad range of wealth management, securities brokerage, banking, asset management, custody, and financial advisory services, during the three years ended December 31, 2020, the Company had not identified indications that overall demand for the Company’s services had been materially impacted by indirect consequences of climate-related regulation or business trends. In addition, as of the date of issuance of the 2020 Form 10-K, the Company had not identified material trends or uncertainties related to expected demand for our services due to climate-related regulation or related business trends, and, resultantly, the Company did not make such disclosure in the 2020 Form 10-K. The Company will continue to evaluate the potential for changes in demand for our services due to climate-related regulation or related business trends, and to the extent the Company has assessed such impacts to be reasonably likely to have a material effect on the Company’s financial condition, results of operations, or cash flows, relevant disclosure will be provided in future periods.

As described in Part I – Item 1. Business in our 2020 Form 10-K, Schwab aims to offer a broad range of products and solutions to meet our clients’ needs. Our “Through Clients’ Eyes” strategy emphasizes placing clients’ perspectives, needs, and desires at the forefront. As part of this strategy, the Company evaluates current and potential new client offerings across a broad spectrum of investor preferences. As part of the Company’s ongoing evaluation of its operations and client offerings, to the extent management assesses that climate-related regulation or business trends are reasonably likely to have a material impact on the Company’s financial condition, results of operations, or cash flows, relevant disclosure will be provided in in future periods.

As referenced in our 2020 10-K in MD&A – Risk Management, the Company has a comprehensive risk management program to identify and manage risks and their associated potential for financial and reputational impact. In Part I – Item 1A. Risk Factors of our 2020 10-K, under the headings, “Compliance Risks,” “Operational Risk,” and “Credit Risk”, we disclose certain potential sources of reputational harm that the Company believes could be material to its business. For example, our risk factor on investment management operations on page 17 of our 2020 Form 10-K states that “Failure to properly perform operational tasks, or the misrepresentation of our services and products could subject us to regulatory sanctions, penalties or litigation and result in reputational damage, liability to clients, and the termination of investment management or administration agreements and the withdrawal of assets under our management.” During the three years ended December 31, 2020, the Company does not believe it experienced material climate-related reputational harm resulting from our operations or those of our clients or from products that we sell. The Company will continue to evaluate the materiality of sources of reputational risk that we believe impact or are reasonably likely to impact our business, including climate-related reputational risks resulting from our operations, those of our clients, and from our product offerings related to climate change, and, to the extent the Company has assessed such impacts to be material to the Company’s financial condition, results of operations, or cash flows, relevant disclosure will be provided in future periods.

Comment:
5.If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
•severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
•quantification of material weather-related damages to your property or operations;
•potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
•any weather-related impacts on the cost or availability of insurance.

Response:
As described in Part I – Item 2. Properties in our 2020 Form 10-K, the Company maintains a variety of leased and owned properties throughout the United States for our corporate headquarters, data centers, and offices and service centers, as well as many domestic branch offices. For the three years ended December 31, 2020, management did not identify material weather-related impacts to our operations, financial condition, results, or the cost or availability of insurance, and, resultantly, the Company did not make such disclosure. The Company will continue to evaluate weather-related impacts to our business, and, to the extent the Company has assessed such impacts to be material to the Company’s financial condition, results of operations, or cash flows, relevant disclosure will be provided in future periods.

Comment:
6.Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Response:
The Company respectfully acknowledges the Staff’s comment regarding disclosure of the material effects of risks related to policy and regulatory changes regarding climate change. The Company monitors and evaluates proposed and final legislative and regulatory matters that could impact the Company. As of the February 24, 2021 issuance of the 2020 Form 10-K, and for each period included therein, the Company had not identified any pending policy or regulatory changes regarding climate change that either had a material impact on, or the Company believes would be reasonably likely to have a material impact on, the Company’s business, financial condition, results of operations, or cash flows regarding operational and compliance burdens, credit risks, or technological changes. Resultantly, the Company did not make such disclosure in its 2020 Form 10-K. As noted in the Company’s above response to the Staff’s comment 2, the Company will continue to evaluate potential pending legislation and regulation, and, to the extent the Company has assessed such potential pending legislation and regulation to be reasonably likely to have a material effect on the Company’s financial condition, results of operations, or cash flows, relevant disclosure will be provided in future periods.

Comment:
7.Quantify any material increased compliance costs related to climate change.

Response:
For each of the three fiscal years in the period ended December 31, 2020, the Company did not incur material compliance costs that management determined to be related to climate change. Moreover, the Company did not identify any material known trend or uncertainty around compliance costs related to climate change as of December 31, 2020 or during the three years then ended, and, resultantly, the Company did not make such disclosure in our 2020 Form 10-K. The Company will continue to evaluate potential compliance costs related to climate change, and, to the extent the Company has assessed such potential costs to be material to the Company’s financial condition, results of operations, or cash flows, relevant disclosure will be provided in future periods.

Please call me at (415) 667-7940 or Aubrey Thacker, Senior Vice President – Corporate Controller, at (720) 418-3887 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Peter Crawford
Peter Crawford
Executive Vice President and Chief Financial Officer